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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update: ____________________
☐ Form C/A: Amendment to Offering Statement: ____________________
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Palmia Corporation
Legal status of issuer:
Form: Corporation
Jurisdiction of Incorporation/Organization: California
Date of organization): 6/4/2012
Physical address of issuer: 3749 Divisadero Street, San Francisco, CA 94123
Website of issuer: http://www.palmiabeer.com

Name of intermediary through which the offering will be conducted: ____________________
CIK number of intermediary: ____________________
SEC file number of intermediary: ____________________
CRD number, if applicable, of intermediary: ____________________

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

____

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

____

Type of security offered: ____________________
Target number of securities to be offered: ____________________
Price (or method for determining price): ____________________
Target offering amount: ____________________
Oversubscriptions accepted: ☐ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: ____________________
Maximum offering amount (if different from target offering amount): ____________________
Deadline to reach the target offering amount: ____________________

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Total Assets:	Most recent fiscal year-end: 112,601.20	Prior fiscal year-end: 10,350.00
Cash & Cash Equivalents:	Most recent fiscal year-end: 193,315.52	Prior fiscal year-end: 350.00
Accounts Receivable:	Most recent fiscal year-end: 5,829.79	Prior fiscal year-end: 0.00
Short-term Debt:	Most recent fiscal year-end: 71,118.00	Prior fiscal year-end: 60,000.00
Long-term Debt:	Most recent fiscal year-end: 95,400.38	Prior fiscal year-end: 90,000.36
Revenues/Sales	Most recent fiscal year-end: 10,131.00	Prior fiscal year-end: 0.00
Cost of Goods Sold:	Most recent fiscal year-end: 11,726.00	Prior fiscal year-end: 0.00
Taxes Paid:	Most recent fiscal year-end: 800.00	Prior fiscal year-end: 800.00
Net Income:	Most recent fiscal year-end: (97,851.00)	Prior fiscal year-end: (39,033.00)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a),(e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents,

accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Palmia Corporation
(Issuer)
By   Robert Nathanson, CEO

, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

CEO
(Title)

4/17/18
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Palmia Corporation Form C-AR Suppl.

§ 227.201 Disclosure requirements.

(a) See Form C-AR;

(b) (1) & (2) Robert Nathanson, CEO, Palmia Corporation;
David Epstein, Director and President, Palmia Corporation, and Dentist, David Epstein, DDS;
Lawrence Epstein, Director, Physician, Self-employed;
Teresa LoBue, Director, Entrepreneur, Self-employed;

(c) David Epstein, ~60%;

(d) Beer Manufacturing and Wholesaling;

(e) 2;

(f) See prior Form C filed on April 11, 2017;

(m) (1) See prior Form C filed on April 11, 2017 for most recent offering. There are currently 1,018,824 shares of Common Stock outstanding and Common Stock is the only type of stock authorized under the Company's Articles of Incorporation, as amended. Additionally, an aggregate of $204,565.00 worth of Simple Agreements for Future Equity (SAFEs) have been sold (see prior Form C filed on April 11, 2017, for details regarding SAFEs).

(2) See prior Form C filed on April 11, 2017;

(3) See prior Form C filed on April 11, 2017;

(4) See prior Form C filed on April 11, 2017;

(5) See prior Form C filed on April 11, 2017;

(6) See prior Form C filed on April 11, 2017;

(p) The Company currently has $171,802.15 in debt outstanding through 5/1/2018, comprised of $97,684.15 in convertible notes, which includes accrued interest through 5/1/2018, and matures on 12/31/19. These convertible notes may convert to equity, eliminating the long term debt. The Company currently has a $60,000 note payable to David Epstein, a director and President, which accrues no interest and matures with 30 days prior written notice, and $14,118 in additional debt.

(q) See prior Form C filed on April 11, 2017;

(r) See prior Form C filed on April 11, 2017; Additionally, on 6/29/2017, Robert Nathanson, CEO, was issued 152,824 shares of Common stock subject to a Restricted Stock Purchase Agreement;

(s) The Company has approximately $24,000.00 in its bank accounts and approximately $14,118 in short term debt. The company is operating with a monthly burn rate of approximately $4,000. The Company will be raising additional capital over the next several months. Sales are continuing to grow month over month with new accounts being added weekly. Collections from sales are paid within 30 days or Net 30 and we are seeing an increase in collections in 2018.

(t) I, Robert Nathanson, certify that:

(1) the financial statements of Palmia Corporation included in this Form are true and complete in all material respects; and

(2) the tax return information of Palmia Corporation included in this Form reflects accurately the information reported on the tax return for Palmia Corporation filed for the fiscal year ended December 31, 2017.

Robert Nathanson, CEO

Palmia Corporation Form C-AR Suppl.

(x) No.

(Y) Nothing to report.

PALMIA CORPORATION
STATEMENT OF CASH FLOWS
FOR THE TEARS ENDED DECEMBER 31, 2017

		2017
Cash Flows from Operating Activites		
Net Income (Loss) For The Period	$	(97,851.00)
Change in Payables		
Net Cash Flows From Operating Activites	$	(97,851.00)
Cash Flow From Financing Activities		
Change in Paid in Capital	$	193,315.52
Net Cash Flows From Investing Activities	$	193,315.52
Cash at Beginning of Period	$	193,315.52
Net Increase (Decrease) in Cash	$	152,299.58
Cash at End of Period	$	41,015.94

PALMIA CORPORATION
INCOME STATEMENT
FOR THE TEARS ENDED DECEMBER 31, 2017

_____

		2017
Gross Receipts or Sales	$	13,553.00
Returns or Allowances	$	3,422.00
Balance	$	10,131.00
Cost of Goods Sold	$	11,726.00
Gross Profit	$	(1,595.00)
Operating Expense		
Legal & Amp; Professional	$	18,204.54
Licensing	$	25.00
Parking:	$	52.85
Travel:		
Airfare	$	2,503.20
Lodging	$	262.41
Rental Car, Uber	$	1,530.24
Amortization	$	8,212.00
CA Franchise Tax Board:	$	842.39
Marketing:	$	1,864.15
Advertising	$	3,547.43
Free Samples	$	4,409.00
Office Equipment	$	190.53
Office Supplies	$	3,451.42
Computer/Utilities:	$	233.21
Postage:	$	839.84
Freight (See Cost of Goods Sold)		
Insurance:	$	834.60
Warehouse Rent	$	8,401.00
Bank Charges	$	169.00
Salaries	$	36,000.00
Car Maintenance/Milage 0.53/Mile	$	3,883.78
7327 Miles (Palmia - work)		
Total Expenses	$	95,456.59
Net Income from Operations	$	(97,051.59)

Other Income (Expenses)			
State and Local Taxes		$	(800.00)
Net Income Before Provision for Income Tax		$	(97,851.59)
Net Income		$	(97,851.59)

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PALMIA CORPORATION
BALANCE SHEET
FOR THE TEARS ENDED DECEMBER 31, 2017

_____

	ASSETS		
CURRENT ASSETS			
Cash		$	41,015.94
Inventory		$	71,585.26
TOTAL CURRENT ASSETS		$	112,601.20
NON-CURRENTS ASSETS			
Brewery Deposit		$	10,000.00
TOTAL NON-CURRNT ASSETS		$	10,000.00
TOTAL ASSETS		$	122,601.20

	LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILIIES			
Account Payable		$	14,117.50
Joshua Ridless, JD			
TOTAL CURRENT LIABILITIES		$	14,117.50
NON-CURRENT LIABILITIES			
Notes Payable		$	155,400.38
TOTAL LIABILTIES		$	169,517.88

SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY

    Common Stock (1000,000,000 Shares authorized, 1,092,785 issued
      and outstanding is $0.01 per value) $ 10,927.85